Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION

30 June 2023, 10:00 p.m. CEST

MDxHealth Announces Results of its Extraordinary

General Shareholders’ Meeting

IRVINE, CA, and HERSTAL, BELGIUM – 30 June 2023 – MDxHealth SA (Nasdaq and Euronext Brussels: MDXH) (“mdxhealth” or the “Company”), a commercial-stage precision diagnostics company, today held an extraordinary general shareholders’ meeting (“EGM”).

The items on the agenda of the EGM included the issuance of a new share option plan called the “2023 Share Option Plan” and the renewal of the authorization to the board of directors to increase the share capital within the framework of the authorized capital. There was no attendance quorum for the EGM, and the proposed resolutions that were submitted to the meeting were all duly passed.

The minutes of the EGM and documents that were submitted to the meeting can be accessed via the Company’s website.

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.